Filed by Bite Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bite Acquisition Corp.

Commission File No.: 001-40055

Date: February 20, 2024

Corporate Update for Above Food Corp. (“Above” or “Above Food”) H2 CY 2023 (FY 2024)

Dear Above Shareholders,

We gratefully received your investment in Above Food in January 2021. Since then, we have increased revenues 4x by growing organically and inorganically, with 8 closed or in-process acquisitions. This growth has enabled an increasing portion of our revenues to be derived from vertically integrated offerings, expanding our gross margins. We have a platform-ready company, which we expect will allow us to expand utilization multiple times over without incremental capital spending. We believe Above Food’s growth now merits the public visibility that comes with being a public company with a US listing.

While we have a fulsome business update below, we want to jump right to the chase and address the question we know is top of mind for many of our shareholders and partners - when will Above Food be going public?

We made an initial filing of our registration statement on Form F-4 (the “Registration Statement”) in mid-October of 2023 and received a comment letter from the SEC in November. In order to complete our response and file an amendment to the Registration Statement, we were required to complete and have Ernst & Young, our independent auditors, review our financial statements for the quarter ended October 31, 2023. Before providing this update, we filed the amended Registration Statement with the SEC. Following completion of the SEC review process and effectiveness of the Registration Statement, we will send you a Notice of Meeting (and accompanying information, including voting instructions) to ask that you approve the business combination (the “Business Combination”) with Bite Acquisition Corp. (“BITE”), which, together with obtaining the approval of the transaction by BITE’s stockholders and the approval for listing from the NYSE, will be among the final conditions precedent to completing the Business Combination.

It has been a long road to get to this point, and we are closer to bringing our differentiated and valuable story to the public markets. We appreciate your support, your patience, and your continued championing of the Above Food story.

Highlights Include:

•	As previously announced, we will become a publicly traded company through the Business Combination with BITE (NYSE AMERICAN: BITE), a special purpose acquisition company;

•	Projected FY 2024 (ending January 31, 2024) revenue of $309M USD;

•	We seek to raise approximately $35M USD prior to listing, of which we have received the first $9.2M USD;

•	Roth Capital Partners, LLC is acting as lead placement agent, and ATB Capital Markets USA Inc. is acting as co-lead placement agent to BITE, in connection with a PIPE financing. Centurion One Capital Corp. is acting as financial advisor to Above Food. Latham & Watkins LLP and Gowling WLG (Canada) LLP are acting as legal counsels to Above Food. Greenberg Traurig, LLP and MLT Aikins LLP are acting as legal counsels to BITE; and

•	Reinforcing of regenerative food technology with the closing of the acquisition of Discover Seed Labs Ltd., and an agreement to acquire the Canadian food tech and genomics assets of NRGene Technologies Ltd. (TASE:NRGN) and NRGene Canada Inc. (collectively referred to as "NRGene") upon the closing of the Business Combination with BITE.

OPERATIONAL EXCELLENCE

With estimated revenues of $309M USD for FY 2024, we expect to successfully grow our topline by an estimated 5% YOY. Our CAGR over the past 4 years is projected to be an impressive 29% (FY2021A – FY2024E).

The slowing growth between FY 2023 and FY 2024 is attributable primarily to a constraint in working capital. We believe we have access to abundant supply of grains and proteins and have underutilized assets ready to drive growth.

Please read below for further detail on the business.

Disruptive Ag (Purely Canada Foods)

We believe regenerative agriculture and ingredients continue to be top of mind for global CPG companies because many of the largest CPG companies have announced ESG goals to the market. Above believes that its regenerative value chain, starting with the origination of regeneratively produced grains at scale, is the first building block.

Our Disruptive Ag division has continued to deliver for us, by expanding our customer base and our share of our most important customers’ spending on regeneratively produced cereal grains and pulses.

With three large scale ingredient terminal assets, which include a total of 179 separations (grain siloes), and total annual throughput capacity of 650,000 MT, we believe we have the capacity to drive an estimated $650M USD of revenue - in this division alone. In short, this represents significant operating leverage, which requires minimal CAPEX, as the assets are new or like new.

Reinforcing Ag-Tech, Agronomy, and Genetic Capabilities

In March 2023 we completed the acquisition of Discovery Seed Labs Ltd. (“Discovery”), a “Seed Testing and Soil Pathogens” business, led by Dr. Jason Danielsson. Discovery was originally founded in 1994 to provide testing services to primary producers. With the rapid expansion of crop varieties, genetics, and new growing protocols, Discovery has become one of Canada’s leading providers of these services. Discovery provides Above with a cost-effective, differentiated capability at the beginning of its value chain and ‘seed-to-fork’ platform.

In September 2023 we announced the purchase of certain assets from NRGene, an Ag-Tech company engaged in research, development and commercialization of IP-intensive technologies, novel traits, and varieties of crops and animals.

As part of this transaction, Above Food will purchase certain AI-based genomic assets, and license certain trait development technology rights from NRGene.

Above Food expects this transaction will accelerate the creation of elite crop varieties with genetic traits that we believe are valuable and beneficial to the food industry. NRGene’s unique AI genomic technology, called Trait Magic™, has already demonstrated its effectiveness in many projects spanning various key crops.

Closing of the acquisition of certain assets from NRGene is contingent on the closing of Above Food’s Business Combination with BITE and the subsequent listing of the combined company’s common shares on the New York Stock Exchange, under the name Above Food Ingredients Inc.

Specialty Ingredients

Specialty Ingredients were a specific focus for Above in CY 2023, having put capabilities and assets in place to accelerate growth in this part of our business.

In April 2022 Above acquired Northern Quinoa Production Corp. (“NorQuin”), a prominent, established quinoa business. This acquisition included a long-term lease of an approximately 30,000 sq ft. world-class ingredient and packaging facility, located in Saskatoon SK. The facility, formerly dedicated exclusively to NorQuin, formed the foundation of our new Above Food Ingredient Centre, which consolidates our scaled origination business for specialty grains (Regenerative Organic Certified, Organic and Gluten Free), and specialty ingredient formulation and processing.

The Ingredient Centre features 10 production platforms, including optical colour sorting, precision milling, mixing & blending, and high-speed bagging. Additionally, the facility has an advanced food science and testing lab, enabling us to have the highest food safety certification available in food production – BRC-AA certified.

Consumer Products – Private Label & Branded

Our FY 2024 business plan for this division was to focus on manufacturing products for leading retailers, in their own store brands, often referred to as “Private Label Manufacturing”.

Private Label has become a priority for leading retailers across the globe, and Above has successfully produced products for many of the largest and most influential retailers in North America.

We have also experienced an influx of opportunity based on our ownership of the world’s largest Regenerative Organic Certified supply chain, through our Farmer Direct Organic brand, with Whole Foods Market declaring ‘Regenerative’ as a key food trend for 2024. The Regenerative Organic Certified French Green Lentil below, front-and-centre, is an important proof point.

You can find our branded and private label products in 29 countries and over 35,000 points of distribution.

----

We believe Above is well positioned for growth. We have significant tailwinds in the form of macro forces, including food insecurity, supply chain disruptions, the growing importance of traceable supply chains, and the market demand growth of more sustainably produced better-for-you foods.

We believe we have the supply, the demand, the hard assets, and significant operating leverage to address the market opportunity.

Please visit us across all our social platforms for more news, information, and thought leadership.

Sincerely,

   (INSERT SIGNATURE AND HEADSHOT)

Lionel Kambeitz

President, CEO & Executive

Chairperson

Above Food Corp.

lionel@abovefood.com

Additional Information and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (the “Proposed Transaction”), Above Food Ingredients Inc. (“TopCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of BITE and prospectus of TopCo. After the Registration Statement is declared effective, Above Food will mail an information circular relating to the Proposed Transaction (the “Information Circular”) to its stockholders. Above Food stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction and the Information Circular as these materials contain or will contain important information about Above Food and the Proposed Transaction. When available, the Information Circular will be mailed to Above Food stockholders as of a record date to be established for voting on the Proposed Transaction.

Above Food’s stockholders can also obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, the Information Circular and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Above Food Corp., investors@abovefood.com, Attention: Lionel Kambeitz.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this correspondence that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this correspondence, and on the current expectations of Above Food’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Above Food. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the Proposed Transaction or that the approval of the stockholders of BITE or Above Food is not obtained, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the Proposed Transaction; (iii) changes to the structure of the Proposed Transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the Proposed Transaction; (v) the risk that the Proposed Transaction disrupts current plans and operations of Above Food as a result of the announcement and consummation of the Proposed Transaction; (vi) failure to realize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the Proposed Transaction; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against BITE or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transaction or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in the preliminary Registration Statement filed by TopCo with the SEC on October 16, 2023, as amended from time to time, and other documents filed, or to be filed, by BITE and/or TopCo with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Above Food does not presently know or that Above Food currently believes is immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Above Food’s expectations, plans or forecasts of future events and views as of the date of this correspondence. Above Food anticipates that subsequent events and developments may cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements at some point in the future, Above Food specifically disclaims any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this correspondence is based on the estimates of Above Food’s management. Above Food obtained the industry, market and competitive position data used throughout this correspondence from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Above Food believes their estimates to be accurate as of the date of this correspondence. However, this information may prove to be inaccurate because of the method by which Above Food obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

Participants in the Solicitation

BITE and Above Food and their respective directors and certain of their respective executive officers, other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of BITE is included in BITE’s Annual Report on Form 10-K, filed with the SEC on March 31, 2023, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, are set forth in the Registration Statement and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction by BITE or TopCo. Stockholders, potential investors and other interested persons should read the Registration Statement and amendments thereto carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This correspondence shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This correspondence does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

No Assurances

There can be no assurance that the Proposed Transaction will be completed, nor can there be any assurance, if the Proposed Transaction is completed, that the potential benefits of combining the companies will be realized.